Filed by Companhia Siderúrgica Belgo-Mineira
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Companhia Siderúrgica de Tubarão
Commission File No. 132-02304

THE FOLLOWING ARE SLIDES PART OF THE PRESENTATION OF THE FIRST
QUARTER RESULTS OF ARCELOR, THE CONTROLLING SHAREHOLDER OF
     COMPANHIA SIDERÚRGICA BELGO-MINEIRA (“BELGO”), WHICH WERE MADE
PUBLIC AND RELATE TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE
AÇÕES) OF COMPANHIA SIDERÚRGICA DE TUBARÃO (“CST”) WITH BELGO

* * * * *

     These materials may include forward-looking statements. These forward-looking statements are based largely on ARCELOR’s, BELGO’s and CST’s current beliefs, expectations and projections about future events and financial trends affecting their businesses. These forward-looking statements, among other things, relate to:

  management strategy;

  trends in the world steel market;

  operating efficiencies;

  integration of new business units;

  market position;

  revenue growth;

  taxable income;

  cost savings;

  capital expenditures;

  dividends expectations;

  influence of controlling shareholders;

  litigation; and

  the timetable for the merger of shares and certain transactions described in this prospectus.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar

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expressions. These statements reflect ARCELOR’s, BELGO’s and CST’s current expectations. They are subject to a number of risks and uncertainties, including but not limited to changes in regulation, the global and local steel industry and local economic conditions.

     In light of the many risks and uncertainties surrounding the steel industry, the forward-looking statements contained in these materials may not be realized. You are cautioned not to place undue reliance on any forward-looking information.

     All forward-looking statements included in these materials are based on information available as of this date. BELGO undertakes no obligations to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing list of uncertainties is not exhaustive.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which BELGO will file with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it will contain important information. Investors and security holders are able to obtain a free copy of the materials filed herewith on the website at www.arcelor.com or with the Commission on the Commission’s website at www.sec.gov. Other documents to be filed by BELGO with the Commission, including the Registration Statement, will also be available at www.sec.gov or may be obtained for free from BELGO.

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EXHIBIT INDEX

Exhibit
Number	Description

1	Slides which are part of the presentation of the first quarter results of
ARCELOR and relate to the proposed merger of shares of CST with
BELGO

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Exhibit 1

Creation of Arcelor Brasil

  Prime steel company resulting from the combination of 3 Brazilian companies and key part of one of the global steel industry leaders

P. 19

Arcelor Brasil
Consolidated Numbers

Arcelor Brasil

BELGO + CST

+ VEGA DO SUL

Annual production capacity of 11 million tons of steel

Presence in flat and long carbon steel

Net Revenues of R$ 12.5 billion[1]

Operating Income of R$ 3.7 billion[1]

Net Debt of R$ 1.8 billion[1]

14.5 thousand employees

Note:
1 Pro-forma financials as of 2004

P. 20

Long Term Commitment to Brazil

  Brazil: Core part of Arcelor’s strategy

P. 21

Arcelor Brasil
Rationale for the Merger

P. 22

Current Structure
  Currently Arcelor controls its subsidiaries in Brazil through several holding companies

Note:
1 Including direct and indirect ownerships

P. 23

Merger of Shares

  Proposed exchange ratio of 9,320 CST shares for each 1,000 Belgo common shares

Note:
1	Including direct and indirect ownerships
2	Assuming no appraisal rights exercise
3	Excluding 68,300,000 treasury stock
  CST will become a wholly owned subsidiary of Belgo

  Belgo will issue new shares, which will be given to CST shareholders in exchange for their CST shares
  - Exchange ratio of 9,320 CST shares for each 1,000 Belgo common shares

  Belgo to be renamed Arcelor Brasil

  Appraisal rights in cash according to the by-laws of each company:
  - CST: R$123.00 / ’000 shares (economic value) or R$122.45 / ’000 shares (liquidation value)
  - Belgo Siderurgia: R$616.483 / ’000 shares (book value)

P. 24

Merger of Shares Timetable

  Transaction closing expected for mid-October

P. 25

Leading Steel Producer in Latin America

  Arcelor Brasil will be the largest steel producer in Latin America, both in sales volume and net revenues

Source: Company Public Reports	Note:
1 Excluding Gerdau Ameristeel
2 Including Vega do Sul

P. 26

The Creation of a New Blue Chip

  Largest Market Capitalization for investors willing to play in the steel sector in Latin America

Source: Bloomberg, as of July 22, 2005

P. 27

Arcelor Brasil
  Key part of Arcelor’s global long and flat steel strategy:

		% of Global	% of Global	% of Global
	Arcelor Brasil	Revenues in	EBITDA in	production in
		2004[1]	2004[1]	2004[1]

Long Steel Division	BELGO Acindar	6.4%	15.9%	9.0%

Flat Steel Division	CST VEGA DO SUL	4.9%	13.7%	10.0%

Note:
1 Pro-forma figures for CST and Acindar, including full year consolidation

P. 28

Arcelor Brasil in Figures

  Pro-forma figures 2004 (R$ million) - Brazilian GAAP

	Belgo	Acindar (Jan - Apr)	CST	Vega	Pro-forma Adjustments/ Eliminations	Pro-forma Combined

Net Revenues	6,691	556	5,096	748	(625)	12,466

Gross Profit	2,838	257	2,159	138	-	5,392
as % of revenue	42%	46%	42%	19%	0%	43%

Operating Income	1797	253	1803	43	-177	3719
as % of revenue	27%	46%	35%	6%	0%	30%

Net Income	1,040	187	1,624	28	(939)	1,940
as % of revenue	16%	34%	32%	4%	0%	16%

Cash & Equivalents	930	-	388	76	-	1,394

Total Debt	1,126	-	1,408	728	(47)	3,214

Net Debt	195	-	1,020	652	(47)	1,820

Shareholders' Equity	4,325	-	6,760	622	311	12,018

P. 29

Creation of Arcelor Brasil

  Prime steel company resulting from the combination of 3 Brazilian companies and key part of one of the global steel industry leaders

P. 30

Arcelor Brasil Transaction Announcement
July 29th 3:00 pm (GMT)

Conference Call +55-11- 4613-4528 +55-11-4613-0502 +1-786-924-8430 (English)+55-11-4613-0501 (Portuguese)

Webcast Link www.arcelor.com (Investor Relations)

P. 31